[LETTERHEAD OF COUNTRY WIDE TRANSPORT SERVICES, INC.]

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

      Re:   Country Wide Transport Services, Inc
            Application for Withdrawal of Registration Pursuant to Rule 477 Registration No. 333-31581

Dear Ladies and Gentlemen:

      I am the President of Country Wide Transport Services, Inc. ("Registrant" or the "Corporation"), and I am the designated agent for service of the Registrant in the above specified Registration Statement. The Registrant hereby applies for withdrawal of that Registration Statement.

      On August 2, 1999, the Corporation completed the cash sale of substantially all of its operating assets to C.H. Robinson Company in Eden Prairie, Minnesota for cash. The closing of that sale was reported on the Corporation's Form 8-K report filed on August 13, 1999. Pursuant to a Plan of Liquidation and Dissolution approved by its stockholders, the Corporation is in the process of liquidation. It recently paid a 60 cent per share liquidating distribution and holds about 25 cents per share in reserve, which will be available to pay housekeeping expenses and, if needed, contingent liabilities. Since final resolution of those contingent liabilities is months away and depends on unpredictable contingencies, any investment in the stock is highly speculative and very little, if any, trading in the Corporation's stock is anticipated. Under these circumstances maintenance of the S-2 Registration Statements seems unwise to say the least. Each of the stockholders whose shares are registered under the Registration Statement has consented to the requested withdrawal.

      To put this request in context, registration of the Shares in 1997 was initiated solely to permit their resale by certain shareholders of the Corporation. To-date, none of the Registered Shares has ever been sold under the registration statement. Also, on September 24, 1999, the Corporation filed a Form 15 to terminate its registration of the Corporation's Common Stock under
Section 12(g) of the Securities Exchange Act of 1934.

      Accordingly, the Registrant respectfully requests that the Commission consent to the withdrawal of the above-referenced Registration Statement as soon as practicable.

                                        Very truly yours,


                                        /s/ Timothy Lepper

                                        Timothy Lepper
                                        President